Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below. All amounts included herein with respect to the six months ended June 30, 2024 and 2023 are derived from our unaudited condensed consolidated financial statements. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Unless otherwise indicated, all share amounts and per share amounts in this filing have been presented giving effect to a forward split of our Ordinary Shares at a ratio of 1-for-4, approved by our shareholders on July 15, 2024.

Overview

We are a holding company incorporated as an exempted company on July 9, 2021 under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through HUHU China and HUHU Japan. HUHU China and HUHU Japan are professional system integration providers to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries in the PRC and Japan.

The Company currently generates most of its revenues from system integration projects, which represented 97.9%and 97.6% of total revenue for the six months ended June 30, 2024 and 2023, respectively. We also generate revenue from product sales, which represented 0.4% and 1.2% of our revenue for the six months ended June 30, 2024 and 2023, respectively. Engineering consulting services represented 1.7% and 1.1% of total revenue for the six months ended June 30, 2024 and 2023, respectively. For the six months ended June 30, 2024 and 2023, our total revenues were approximately $8.9 million and $8.1 million, respectively.

On October 23, 2024, the Company closed the initial public offering (the “IPO” or the “Offering”) of its 1,050,000 ordinary shares priced at $4.00 per share. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the estimated offering expenses, were approximately $2.4 million.

Coronavirus (“COVID-19”) updates

The outbreak of COVID-19 has spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China and other countries and regions have been severely disrupted in the first quarter of 2020, including those of our suppliers, customers and employees. This global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Shortly after their announcement, additional mobility restrictions issued by local governments were also scrapped.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to the COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations.

Trends and Key Factors that Affect Operating Results

HUHU China currently derives a majority of its revenues from the system integration projects. Approximately 8% of the integration projects are long-term projects, which mainly include gas monitoring system, heat insulation system and facility monitoring and management system, and 92% are short-term contracts that are mainly supplemental contracts of long-term contracts. HUHU China intends to continually enhance the services and cross-sell new services to existing customers and acquire new customers by increasing market penetration with a deeper market coverage and broader geographical reach. HUHU China’s construction enterprise qualification is first-class and well recognized by clients. Maintaining and enhancing the recognition, image and acceptance of our brand are important to HUHU China’s ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

HUHU China intends to expand the scope of services to the existing customers and acquire new customers by continually making significant investments in research and development (“R&D”). We plan to use 50% of our proceeds from this offering to construct a 5,000 square meter R&D plant in Xinwu District Wuxi City of Jiangsu Province, PRC and purchase of the related equipment for the production of equipment for gas supply systems. For the six months ended June 30, 2024 and 2023, we incurred R&D expense of $511,674 and $461,857, respectively. We will continue to improve upon and expand our production and products offerings through our research and development and technology innovations in order to deliver innovative products. We expect our research and development spending to stay above the amounts from the past years. Our business is closely related to the software and semiconductor industry, which is now experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. We monitor a number of financial and non-financial key business metric to evaluate on a regular basis business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our system integration projects

We monitor the number of contracts with customers for our system integration projects. The number of contracts will directly impact our results of operations, including revenues and gross margins for the foreseeable future. For the six months ended June 30, 2024, we completed 98 system integration projects, which increased from 78 projects for the six months ended June 30, 2023.

Average contract price for our system integration projects

We monitor the average contract price for our system integration projects, which impacts our future revenues and gross margins. Our average contract price decreased from $101,290 for the six months ended June 30, 2023 to $88,408 for the six months ended June 30, 2024. The average contract price is affected by number of new clients obtained, large contracts completed, and different clients customized needs. It varies across the presented financial periods.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in Japan. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. HUHU Japan started operation in July 2022. For the six months ended June 30, 2024 and 2023, HUHU Japan provided services to 10 and 1 clients, and completed 54 and 1 projects, respectively. For the six months ended June 30, 2024 and 2023, HUHU Japan contributed 47.6% and 24.1% of total revenue, respectively.

Results of Operations

For the six months ended June 30, 2024 and 2023

The following table summarizes the results of our operations for the six months ended June 30, 2024 and 2023, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended June 30,
	2024 (Unaudited)	2023 (Unaudited)	Change	% Change
REVENUES:
System integration projects	$8,663,958	$7,900,585	$763,373	9.7%
Engineering consulting services	152,573	91,912	60,661	66.0%
Product sales	36,948	100,935	(63,987)	(63.4)%
Total revenues	8,853,479	8,093,432	760,047	9.4%
COST OF REVENUES:
System integration projects	5,645,837	5,191,909	453,928	8.7%
Engineering consulting services	30,190	4,280	25,910	605.4%
Product sales	26,899	62,698	(35,799)	(57.1)%
Total cost of revenues	5,702,926	5,258,887	444,039	8.4%
GROSS PROFIT	3,150,553	2,834,545	316,008	11.1%
OPERATING EXPENSES:
Selling expenses	500,032	379,708	120,324	31.7%
General and administrative expenses	909,952	650,053	259,899	40.0%
Research and development expenses	511,674	461,857	49,817	10.8%
Total operating expenses	1,921,658	1,491,618	430,040	28.8%
Income from operations	1,228,895	1,342,927	(114,032)	(8.5)%
OTHER INCOME (EXPENSES):
Interest income	1,523	4,707	(3,184)	(67.6)%
Interest expense	(49,185)	(39,925)	(9,260)	23.2%
Other (expense) income, net	(100,698)	447,981	(548,679)	(122.5)%
Total other (expense) income, net	(148,360)	412,763	(561,123)	(135.9)%
INCOME BEFORE INCOME TAXES	1,080,535	1,755,690	(675,155)	(38.5)%
Provision for income taxes	231,208	218,674	12,534	5.7%
NET INCOME	$849,327	$1,537,016	$(687,689)	(44.7)%

Revenues

We derive revenues from three sources: (1) system integration projects, (2) engineering consulting services, and (3) product sales.

The Company is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for optoelectronic, semiconductor, telecom and logistic industries. For the six months ended June 30, 2024, our total revenue was approximately $8.9 million as compared to $8.1 million for the six months ended June 30, 2023. The Company’s total revenue increased by approximately $0.8 million, or 9.4%. The overall increase in total revenue was primarily attributable to a $0.8 million increase in revenue from system integration projects.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. For the six months ended June 30, 2024 and 2023, most of our system integration project contracts are short term contracts. Our system integration project contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on customers’ specific needs which requires significant customization. Revenue is recognized over the contract time using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion.

For the six months ended June 30, 2024, revenue from system integration projects was approximately $8.7 million as compared to $7.9 million for the six months ended June 30, 2023, representing an increase of $0.8 million or 9.7%, which was due to the expansion of our business in the Japanese market for the six months ended June 30, 2024. The number of contracts we completed were 98 and 78 for the six months ended June 30, 2024 and 2023, respectively. The average contract price decreased from $101,290 for the six months ended June 30, 2023 to $88,408 for the six months ended June 30, 2024.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. For the six months ended June 30, 2024, revenues from engineering consulting services were approximately $153,000 as compared to $92,000 for the six months ended June 30, 2023, representing an increase of $61,000 or 66.0%. The increase was a result of the system integration projects as the Company provided consulting services as auxiliary service to some system integration clients in need.

Revenue from product sales

Revenues from product sales is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligations after the acceptance.

For the six months ended June 30, 2024, our product sales were approximately $37,000 as compared to $101,000 for the six months ended June 30, 2023. The decrease of product sales revenue was $64,000 or 63.4% was due to a strategic shift by the Company to focus on system integration projects in the six months ended June 30, 2024.

Cost of Revenues

Our cost of revenues mainly consists of outsourcing costs, material costs and compensation expenses for our professionals. Our total cost of revenues increased by approximately $0.4 million or 8.4% from approximately $5.3 million for the six months ended June 30, 2023 to approximately $5.7 million for the six months ended June 30, 2024.

Cost of system integration projects increased by approximately $0.4 million or 8.7% from approximately $5.2 million for the six months ended June 30, 2023 to approximately $5.6 million for the six months ended June 30, 2024, which was in line with the revenue increase.

Cost of engineering consulting services increased by $25,910 from $4,280 for the six months ended June 30, 2023 to $30,190 for the six months ended June 30, 2024, which was in line with the revenue increase.

Cost of product sales decreased by approximately $35,799 from $62,698 for the six months ended June 30, 2023 to approximately $26,899 for the six months ended June 30, 2024. The decrease was consistent with the decrease of the revenue from product sales.

Gross profit

	For the Six Months Ended June 30,
	2024		2023
GROSS PROFIT	Gross Profit (Unaudited)	Gross Margin	Gross Profit (Unaudited)	Gross Margin	Change	% of Change
System integration projects	$3,018,121	34.8%	$2,708,676	34.3%	$309,445	11.4%
Engineering consulting services	122,383	80.2%	87,632	95.3%	34,751	39.7%
Product sales	10,049	27.2%	38,237	37.9%	(28,188)	(73.7)%
Total gross profit	$3,150,553	35.6%	$2,834,545	35.0%	$316,008	11.1%

Our gross profit increased by approximately $0.3 million or 11.1% from approximately $2.8 million for the six months ended June 30, 2023 to approximately $3.2 million for the six months ended June 30,2024. The increase of gross profit for the six months ended June 30, 2024 was mainly due to the increase of our revenue from system integration projects. Gross margin as a percent of overall revenue for the six months ended June 30, 2024 and 2023 was 35.6% and 35.0%, respectively. The Company’s gross profit margin is relatively stable.

Gross profit for system integration projects increased by approximately $0.3 million from approximately $2.7 million for the six months ended June 30, 2023 to approximately $3.0 million for the six months ended June 30, 2024. Gross profit margin for the six months ended June 30, 2024 and 2023 was 34.8% and 34.3%, respectively.

Gross profit for engineering consulting services increased by $34,751 from $87,632 for the six months ended June 30, 2023 to $122,383 for the six months ended June 30, 2024. Gross profit margin for the six months ended June 30, 2024 and 2023 was 80.2% and 95.3%, respectively. The decrease of the gross margin for the six months ended June 30, 2024 was mainly due to higher salary of staff.

Gross profit for product sales decreased from $38,237 for the six months ended June 30, 2023 to $10,049 for the six months ended June 30, 2024. Gross profit margin for the six months ended June 30, 2024 and 2023 was 27.2% and 37.9%, respectively. The decrease in gross profit margin was mainly due to more competitive pricing we offered to customers for the six months ended June 30, 2024.

Operating Expenses

	For the Six Months Ended June 30,
	2024 (Unaudited)	2023 (Unaudited)	Change	% Change
OPERATING EXPENSES:
Selling expenses	$500,032	$379,708	$120,324	31.7%
General and administrative expenses	909,952	650,053	259,899	40.0%
Research and development expenses	511,674	461,857	49,817	10.8%
Total operating expenses	$1,921,658	$1,491,618	$430,040	28.8%

Our operating expenses consist of selling, general and administrative and R&D expenses. Operating expenses increased by approximately $0.4 million, or 28.8%, from approximately $1.5 million for the six months ended June 30, 2023 to approximately $1.9 million for the six months ended June 30, 2024. The increase in our operating expenses was primarily due to an approximately $0.3 million increases in general and administrative expenses and an approximately $0.1 million increase in selling expenses.

Selling expenses primarily consisted of promotional fees, advertising expenses, travel, salary and compensation expenses relating to our sales personnel and other expenses relating to our sales activities. Selling expenses increased by approximately $120,000 or 31.7% from approximately $380,000 for the six months ended June 30, 2023 to approximately $500,000 for the six months ended June 30, 2024 mainly due to the operation of HUHU Japan. Office expense increased by approximately $26,000. Salary and social welfare expenses increased by approximately $86,000 as a result of an increased headcount of marketing personnel. Other expenses increased by approximately $8,000.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $260,000 or 40.0% from approximately $650,000 for the six months ended June 30, 2023 to approximately $910,000 for the six months ended June 30, 2024. Salary and social welfare expenses increased by approximately $13,000. Consulting and audit fees increased by approximately $176,000. Office expense increased by approximately $32,000 and other expense increased by approximately $39,000.

R&D expenses primarily consisted of materials, compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased from approximately $460,000 for the months ended June 30, 2023 to approximately $510,000 for the months ended June 30, 2024, representing 5.8% and 5.7% of our total revenues for the six months ended June 30, 2024 and 2023, respectively. The increase was due to an increase of approximately $50,000 in salary and social welfare costs.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and other income. Our net other expense amounted to approximately $0.1 million for the six months ended June 30, 2024, as compared to a net other income of approximately $0.4 million for the six months ended June 30, 2023. The change was mainly due to a decrease of approximately $0.4 million in government grants and an increase of approximately $0.1 million in exchange loss.

Income tax provision was $231,208 and $218,674 for the six months ended June 30,2024 and 2023, respectively. Under the EIT Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from taxable income since January 1, 2021 and HUHU China obtained the “high-tech enterprise” tax status in June 2023, which reduced its statutory income tax rate to 15%. The new certificate is valid for three years and expires in December 2025. In addition, we realized income before taxes in Japan of $1,175,736 which is taxed at a 20% rate. The impact of the tax treatment noted above lowered our effective income tax rate to 21.4% and 12.5% for the six months ended June 30, 2024 and 2023, respectively.

Net Income

As a result of reasons and circumstances discussed above, our net income decreased by approximately $0.7 million, or 44.7%, from approximately $1.5 million for the six months ended June 30, 2023 to approximately $0.8 million for the six months ended June 30, 2024.

Other comprehensive income

Foreign currency translation adjustments amounted to $(336,141) and $(285,040) for the six months ended June 30, 2024 and 2023, respectively. The balance sheet amounts with the exception of equity as of June 30, 2024 were translated at RMB7.2672 to USD1.00 as compared to RMB7.0999 to USD1.00 as of December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2024 and 2023 were RMB7.2150 to USD1.00 and RMB6.9283 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations. The balance sheet amounts with the exception of equity as of June 30, 2024 were translated at JPY160.88 to USD1.00 as compared to JPY140.80 to USD1.00 as of December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2024 and 2023 were JPY152.20 to USD1.00 and JPY134.91 to USD1.00, respectively. The change in the value of the JPY relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operations.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and Japan. Majority of our revenue, expenses, and cash are denominated in RMB and JPY. RMB is subject to the exchange managements regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange management regulations on converting RMB into U.S. dollars. As of June 30, 2024, the aggregate amount of cash in banks of $1,075,574 was held at major financial institutions in the PRC. As of June 30, 2024, the aggregate amount of cash in banks of $3,030,840 was held at major financial institutions in Japan.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and capital contributions from shareholders. As of June 30, 2024, we had working capital of approximately $3.0 million. For the six months ended June 30, 2024, we generated net income of approximately $0.8 million. We generated cash flows from operations of approximately $0.7 million for the six months ended June 30, 2024. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2024, we had unrestricted cash of approximately $4.1 million. As of June 30, 2024, our bank loan balance was approximately $5.1 million, of which $4.5 million was short-term. We expect to renew most of our bank loans based on good credit history.

We also had restricted cash of $193,916 as of June 30, 2024. Restricted cash consists of cash and cash equivalents which is used as collateral to secure notes payable and used as guarantee deposit to secure the performance guarantee bank acceptance. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50%-100% of the amount is required to be deposited at the bank as security for the notes payable. Guarantee deposit is the deposit in bank to secure the performance guarantee bank acceptance issued by the bank. The performance guarantee bank acceptance is required by the Company’s customer for certain project as a guarantee to fulfill the contract. The security deposit for notes payable and performance guarantee bank acceptances amounted to $183,166 and $10,750, respectively, as of June 30, 2024. The Company earns interest at a variable rate per month on this restricted cash balance.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through HUHU China and HUHU Japan. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. HUHU China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are required to set aside at least 10% of their after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiaries out of China is subject to examination by the banks designated by SAFE. Our subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from HUHU China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes. When HUHU Japan pays dividends to its parent company in Cayman, it is subject to restrictions under the Japanese Corporate Law.

(1)	A company may pay dividends of surplus to its shareholders (Article 453 of the Companies Act).

(2)	In order for a company to pay dividends from surplus, it must meet the following requirements:

(1)	The company’s net assets must be at least 3 million yen (Article 458 of the Companies Act).

(2)	To distribute surplus within the limit of the amount available for distribution (Article 461 of the Companies Act).

The distributable amount is calculated in accordance with Article 461, Paragraph 2 of the Companies Act and Articles 156 and 158 of the Corporate Calculation Regulations. The amount is the “amount of other capital surplus plus other retained earnings” as of the end of the fiscal year.

(3)	To record reserves as required by the Law and the Ministry of Justice Ordinance (Article 445, Paragraph 4 of the Companies Act and Article 22 of the Corporate Calculation Regulations).

When a company pays dividends from its surplus, it must record an amount equal to “the amount of surplus to be reduced × 1/10” as additional paid-in capital or legal reserve. Such reserves may be recorded until the amount of reserves reaches “amount of capital × 1/4” (Article 445, Paragraph 4 of the Companies Act, Article 22 of the Corporate Accounting Regulations).

(3)	Whenever a company intends to distribute surplus, it shall, by an ordinary resolution of the general meeting of shareholders, determine the type of dividend property and the total book value, matters concerning the allocation of dividend property to shareholders, and the effective date of the distribution of surplus (Article 454(1) of the Companies Act).

The articles of incorporation may stipulate that the board of directors determine the distribution of surplus if:

A, the company is a company with accounting auditors.

B, the term of office of directors does not exceed one year.

C, the company has a board of corporate auditors, audit committee, or nominating committee (Article 459, Paragraph 1, Item 4 of the Companies Act).

(4)	If a distribution of surplus is made in violation of the regulations on the amount available for distribution, the person who received the money, etc. must pay to the company money equivalent to the book value of the money that he or she received. (Article 462, Paragraph 1 of the Companies Act).

A business executive who has made a distribution of surplus in violation of the regulations on the distributable amount or a director proposing a proposal for a general meeting shall be required to pay money equivalent to the book value of the surplus, etc. distributed in violation of the regulations on the distributable amount. must pay jointly and severally to the company.

Criminal penalties may be imposed on directors, accounting counselors, auditors, executive officers, etc. (Article 963, Paragraph 5, Item 2 of the Companies Act).

The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this filing. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and/or access to short term bank loans, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

For the six months ended June 30, 2024 and 2023

The following summarizes the key components of our cash flows for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024 (Unaudited)	2023 (Unaudited)
Net cash provided by operating activities	$303,082	$1,584,511
Net cash used in investing activities	(1,556,739)	(472,532)
Net cash provided by financing activities	2,986,320	385,980
Effect of exchange rate change on cash	(265,228)	(219,293)
Net increase in cash	$1,467,435	$1,278,666

Operating Activities

Net cash provided by operating activities was approximately $0.3 million for the six months ended June 30, 2024, which mainly consisted of approximately $0.8 million of net income, adjustment of $0.3 million non-cash items, and changes in working capital, which primarily comprised of: an increase in accounts receivable of approximately $1.4 million due to increase in revenue, an increase in advance from customers of approximately $1.7 million due to more projects, an increase in taxes payable of approximately $0.3 million, an increase in advance to vendors of approximately $0.8 million, an increase in accrued expenses and other liabilities of approximately $0.2 million, an increase in due from related parties of approximately $0.6 million, and an increase in inventories of approximately $0.3 million.

Net cash provided by operating activities was approximately $1.6 million for the six months ended June 30, 2023, which mainly consisted of approximately $1.5 million of net income, adjustment of $0.2 million non-cash items, and changes in working capital, which primarily comprised of (i) an increase in accounts receivable of approximately $1.0 million due to the increase in revenue, (ii) an increase in advance from customers of approximately $0.3 million due to more projects, and (iii) an increase in taxes payable of approximately $0.2 million, partially offset by a decrease in inventory of approximately $0.5 million, and decreases in accounts payables and accrued expenses and other liabilities of approximately $0.1 million.

Investing Activities

Net cash used in investing activities was approximately $1.6 million for the six months ended June 30, 2024, mainly consisting of purchases of land, property and equipment.

Net cash used in investing activities was $0.5 million for the six months ended June 30,2023, mainly consisting of approximately $0.5 million in purchases of property, construction in progress, land and equipment.

Financing Activities

Net cash provided by financing activities was approximately $3.0 million for the six months ended June 30, 2024, which consisted of proceeds from bank loans of approximately $5.2 million and repayment from related parties of approximately $0.9 million, offset by repayment of short-term bank loans of approximately $1.7 million, repayment of notes payable of approximately $0.4 million and payment of offering costs of approximately $0.1 million.

Net cash provided by financing activities was approximately $0.4 million for the six months ended June 30, 2023, which consisted of approximately $0.3 million repayment from related parties, proceeds from short-term bank loans of approximately $0.6 million and proceeds from notes payable of approximately $0.03 million, offset by repayment of short-term bank loans of approximately $0.4 million and payment of deferred offering costs of approximately $0.2 million.

Capital Expenditures

The Company made capital expenditures of approximately $1.6 million and $0.5 million for the six months ended June 30, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property, intangible assets and equipment in connection with our expansion in Japan. The Company will continue to make capital expenditures to meet the expected growth of its business.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended June 30, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and development, patents and licenses, etc.

See “Business — Research and Development” and “Our Business — Intellectual Property” in F-1A filed on September 17, 2024.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include allowance for doubtful accounts, allowance for inventories obsolescence, revenue recognition and the realization of deferred tax assets. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues primarily from three sources: (1) system integration projects; (2) product sales; (3) engineering consulting services. All of the Company’s contracts with customer do not contain cancellable and refund-type provisions.

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. These contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on the customers’ specific needs which requires significant customization. Upon delivery of the services and equipment, customer acceptance is generally required. In the same contract, the Company is required to provide a warranty period for one to two years (“warranty period”) after the customized project is delivered with a 3% – 10% holdback of the total contract price (“contract holdback”) which is to be paid after the end of warranty period. The Company determined the warranty clause included in the contractual term is directly related to the quality of the Company’s integration projects and there are no specific tasks to be performed during the warranty period, and therefore, consider it an assurance-type warranty. The warranty is not considered a separate performance obligation and no revenue is associated with these services under ASC 606. Because of the nature of the projects, and the contract owners perform inspection during the project and prior to acceptance, the Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The contract holdback is recognized as revenue after the warranty period has expired.

The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts monthly reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

Revenue from product sales

The Company generates revenue primarily through the sale and delivery of promised goods to customers and recognizes revenue when control is transferred to customers, which typically occurs upon customer acceptance, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). The Company’s contracts with customers are primarily on a fixed-price basis and do not contain cancellable and refund-type provisions.

The Company generally provides a one-year warranty against defects in materials related to the sale of products. The Company considerers the warranty as an assurance type warranty since the warranty provides the customer the assurance that the product complies with agreed-upon specifications. Estimated future warranty obligations are included in cost of product sales in the period in which the related revenue is recognized. The determination of the Company’s warranty accrual is based on actual historical experience with the product, estimates of repair and replacement costs and any product warranty problems that are identified after shipment. The Company estimates and adjusts these accruals at each balance sheet date in accordance with changes in these factors.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. Expenses related to these types of services are recognized as incurred.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.